May 4, 2007

Eugene Malobrodsky
Intelligent Buying, Inc.
260 Santa Ana Court
Sunnyvale CA 94085

       Re: **Intelligent Buying, Inc.**
               Amendment No. 5 to Registration Statement on Form SB-2
               Filed April 11, 2007
               File No. 333-133327

Dear Mr. Malobrodsky:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Determination of Offering Price, page 11

1.   Please update the disclosure throughout your filing to the most recent practicable date. For example, we note you "utilized the price of the most recent sales transaction" which was in March 2006. As other examples, we note the disclosure on page 25 that "Recently, we have enlarged the scope of such activities in the U.S. east coast and we plan to open an office in New York in the reasonably foreseeable future," the disclosure on page 32 that you recorded the services provided as an expense in the quarter ended June 30, 2006 and the Experts section on page 33.

Selected Financial Data, page 23

2.   Please revise to reconcile the accumulated deficit of ($216,884) included in the balance sheet data table with the ($218,884) included in your audited financial statements.

Current and Anticipated Expense, page 25

3.   We note your average monthly expense decreased from $23,944 to $8,750. Please tell us and revise to disclose the reasons for this significant reduction in your monthly expenses.

Liquidity, page 27

4.   Please reconcile the disclosure in this section that you believe "it is questionable whether it can manage expenditures to generate sufficient cash to support its operations for the next twelve months" with the disclosure in the first sentence of the last risk factor on page 3.

Results of Operations for Comparative Years Ended December 31, 2006 and December 31, 2005, page 29

5.   We noted that the table you provided includes a line item referred to as operating expenses, which is comprised of your cost of sales, selling, general and administrative expense, and interest expense. Please discuss each material line item included in your income statement. For example, please tell us and disclose to investors the underlying cause for the increase in selling, general, and administrative expense from $147,118 to $205,954, a 40% increase. Please note where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed.

6.   We note that your sales to Anchorfree, Inc. accounted for approximately 69% of your sales during the year ended December 31, 2006. We also note that your president and CFO, David Gorodyansky, is the president and your CEO, Eugene Malobrodsky, is the senior vice president of Anchor Free Wireless, Inc. Please tell us if AnchorFree Wireless, Inc. is the same and/or related to Anchorfree, Inc. If so, please revise your financial statements to provide the appropriate related party disclosures. Specifically, revise to disclose the amount of revenue derived from AnchorFree on the face of your statement of operations. Further, all transactions with AnchorFree should be disclosed in a footnote and on the face of the balance sheet and cash flow statements as well as contemplated by Rule 4-08 (k) of Regulation S-X and SFAS 57. Please revise your disclosures accordingly.

Certain Relationships and Related Transactions, page 31

7.   Please provide, if applicable, the disclosure required by Item 404 of Regulation S-B concerning the sales to Anchor Free, Inc. We note that your two officers are officers of AnchorFree Wireless, Inc.

Financial Statements, page F-1

Balance Sheets, page F-2

8.   We note that accounts payable and accrued expenses comprise approximately 87% of your total current liabilities. Please state separately, in the balance sheet or in a note, any item, included in accrued liabilities, which is in excess of 5 percent of total current liabilities in accordance with Regulation S-X Article 5-02(20).

Note 1. Significant Accounting Policies, page F-6

General

9.   We note you deleted your revenue recognition and property, plant and equipment policies in your amended document. Please revise to disclose these policies or tell us why such disclosures are not appropriate.

Comprehensive Income, page F-6

10.   Please revise your disclosure to appropriately refer to SFAS 130, Reporting Comprehensive Income.

Net Loss Per Share, page F-6

11.   Please refer to prior comment 7. Please revise the first sentence of your disclosure to appropriately refer to SFAS 128, Earnings per Share.

12.   Please refer to prior comment 5. We note the last sentence in your discussion regarding diluted loss per share states "the fully diluted loss per share includes the impact of the potential conversion of all of the company's preferred stock to common shares." Please revise your disclosure to reflect the diluted loss per share you reported for the year ended December 31, 2006, which does not appear to include the impact of the preferred shares.

Note 2. Notes Payable – Related Party, page F-7

13.   Please refer to prior comment 10. We note from your response that the $.15 per share conversion price was negotiated on January 2, 2006. Please tell us how you

accounted for the extension of the conversion option on such date. It appears that the conversion price of $.15 per share was "in-the-money" at the commitment date. We refer you to EITF 98-5.

General

14.   The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc (via fax): Robert Diener, Esq.